Exhibit 12
MERRILL LYNCH & CO., INC. AND SUBSIDIARIES
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES AND
COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
(dollars in millions)

	Year Ended Last Friday in December
	2007	2006	2005	2004	2003
	(52 weeks)	(52 weeks)	(52 weeks)	(53 weeks)	(52 weeks)
Pre-tax earnings (loss)(a)	$(13,723)	$9,313	$6,335	$5,106	$4,894
Add: Fixed charges (excluding capitalized interest and preferred security dividend requirements of subsidiaries)	51,683	35,719	21,764	10,591	8,016

Pre-tax earnings before fixed charges	37,960	45,032	28,099	15,697	12,910

Fixed charges:
Interest	51,425	35,499	21,549	10,387	7,823
Other(b)	258	220	215	204	193

Total fixed charges	51,683	35,719	21,764	10,591	8,016

Preferred stock dividend requirements	401	259	99	54	52

Total combined fixed charges and preferred stock dividends	$52,084	$35,978	$21,863	$10,645	$8,068

Ratio of earnings to fixed charges	*	1.26	1.29	1.48	1.61
Ratio of earnings to combined fixed charges and preferred stock dividends	*	1.25	1.29	1.47	1.60

(a)	Excludes undistributed earnings (loss) from equity investments.

(b)	Other fixed charges consist of the interest factor in rentals, amortization of debt issuance costs, preferred security dividend requirements of subsidiaries, and capitalized interest.

*	The earnings for 2007 were inadequate to cover total fixed charges and total fixed charges and preferred stock dividends. The coverage deficiencies were $13,723 for total fixed charges and $14,124 for total fixed charges and preferred stock dividends.